SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 30, 2002

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE LESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Av. Silveira Martins 1036, Cabula
41150-000 Salvador, BA, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.	Press Release entitled: “Tele Leste Celular Participações S.A.—Minutes of the Extraordinary General Shareholders Meeting”

TELE LESTE CELULAR PARTIPAÇÕES S.A.
Minutes of the Extraordinary General Shareholders Meeting

December 30, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TELE LESTE CELULAR PARTICIPAÇÕES S.A., Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telebahiacelular.com.br

(Salvador – Brazil), (December 30, 2002) – TELE LESTE CELULAR PARTICIPAÇÕES S.A. (NYSE: TBE; BOVESPA: TLCP) hereby informs the Minutes of the Extraordinary General Shareholders Meeting held on December 30, 2002:

1.    Date, Time and Venue of the Meeting:  December 30, 2002, at 15:00 hours, at the Company headquarters located at Av. Silveira Martins Nº 1036, module 3, 3rd Floor – Auditorium, Cabula, in the Capital of the State of Bahia.

2.    Call Notice:  The meeting was called upon publication of notice in the newspapers Official Gazette of the State of Bahia, issues of November 29 and 30 and December 03, 2002 (pages 2, 3 and 4, respectively) with amendment published on November 30, 2002 (page 3), Valor Econômico, issues of November 29 and 30 and December 02, 2002 (pages A-11, A-10 and A-6, respectively) with amendment published on December 02, 2002 (page A-10), and A Tarde, issues of November 29 and 30 and December 02, 2002 (pages 4, 3 and 13, respectively), with amendment published on November 30, 2002 (page 17).

3.    Agenda:  Approve the adaptation of the Company’s by-laws to the new conditions stated in the Law # 10303 from October 31, 2001 on the issuance of preferred shares to be negotiated in the stock market, thus modifying the heading of the article 8, intended to set the minimum dividend of the preferred shares to 6% per year of the resulting value by dividing the subscribed capital by the number of shares of the Company, or an amount that is 10% higher than the dividend attributed to each ordinary share, choosing the highest value.

4.    Attendance:  Shareholders of the Company, representing more than 2/3 (two-thirds) of the voting capital stock, in accordance with the entries and signatures in Shareholders Attendance Book No. 1, pages 19 and overleaf and 20 and the legal “quorum”, to proceed with the meeting and deliberate about the proposed matters, was verified.

5.    Presiding Officers:  Mr. Evandro Luis Pippi Kruel – Chairman and Mrs. Simone Wilches Braga – Secretary.

6.    Resolutions:  The shareholders of Iberoleste Participações S.A., Brasilcel N.V., Tagilo Participações S.A., Latinvest Holdings Delaware, LLC; Latinvest Partners Delaware, LLC; Latinvest Fund Delaware, LLC; Globalvest Value Holdings Delaware, LLC; Globalvest Hedge Delaware, LLC; Brazvest Fund Delaware, LLC; Utilitivest II Delaware, LLC; Utilitivest III Delaware, LLC e Merril Lynch Latin América Fund Inc., voted for the proposal and the shareholders MLC Limited; Capital International Emerging Markets Fund; Emerging Markets

Growth Fund Inc.; Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts; Capital Guardian Emerging Markets Equity Master Fund; and Capital Guardian Emerging Markets Restricted e Fund for Tax-Exempt TS; voted against the proposal and thus, as approved by the majority of the votes, the new wording of the heading of article 8 of the Company’s by-laws is now as follows: “Art. 8 – Preferred shares have no voting rights, except in the cases provided for, in Article 10 below, and are assured priority (i) for reimbursement of capital, with no premium, and (ii) for payment of a dividend that amounts to 6% (six per cent) per year of the resulting value by dividing the subscribed capital by the number of shares of the Company, or an amount that is 10% higher than the dividend granted to each ordinary share, choosing the highest value.”

7.    Closing of the Meeting:  At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law 6404/76.

Signatures:
Evandro Luis Kippi Kruel – President
Simone Wilches Braga – Secretary
Iberoleste Participações S.A. – represented by Mr. Evandro Luis Kippi Kruel
Tagilo Participações Ltda. – represented by Mr. Evandro Luis Kippi Kruel
Brasilcel N.V. – represented by Mrs. Simone Wilches Braga

Capital Guardian Emerging Markets Equity Master Fund and Capital Guardian Emerging Markets Restricted e Fund for Tax-Exempt TS – represented by Ms. Cintia Silva Carneiro

MLC Limited; Capital International Emerging Markets Fund; Emerging Markets Growth Fund Inc.; Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts; Merril Lynch Latin América Fund Inc. – represented by Ms. Cintia Silva Carneiro

Latinvest Holdings Delaware, LLC; Latinvest Partners Delaware, LLC; Latinvest Fund Delaware, LLC; Globalvest Value Holdings Delaware, LLC; Globalvest Hedge Delaware, LLC; Brazvest Fund Delaware, LLC; Utilitivest II Delaware, LLC; Utilitivest III Delaware, LLC – represented by Mr. Rafael dos Santos Ribeiro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE LESTE CELULAR PARTICIPAÇÕES S.A.

Date: December 30, 2002	By:	/S/ CHARLES E. ALLEN
		Name:	Charles E. Allen
		Title:	Investor Relations Director